SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2020

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

21st Annual Conference

Santander

August 20 and 21, 2020

Eletrobras

Disclaimer

This statement may contain **estimates and forecasts** which **are not statements of facts happened in the past**, but they reflect **beliefs and expectations of our management** and may stand as estimates and forecasts on **future events** according to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

Words “believes”, “might”, “may”, “estimates”, “continues”, “foresees”, “intends”, “hopes” and similar ones are targeted at spotting **estimates that necessarily imply risks and uncertainties, regardless of current awareness on them.**

Known **risks and uncertainties** include, without limitation: **economic, regulatory, political and commercial conditions** at large in Brazil and abroad, **changes in interest rates, inflation and value of Brazilian Reais, changes in volumes and standard for use of electric energy** by consumers, **competitive conditions**, our level of **indebtedness**, the possibility of receiving **payments connected to our receivables, changes in our rainfall and water levels** in the reservoirs used to operate our hydropower plants, our **plans concerning financing and capital investment, governmental regulations** existing and future, as well as other risks described in our annual report and other documents registered before the CVM and SEC.

Estimates and forecasts refer only to the date on which they were expressed and we undertake **no obligation to update any of these estimates or forecasts** as a result of new information or future events. The future results of operations and efforts of Companies may be different from the current expectations, and **investors should not rely solely on the information contained hereunder.**

This material contains **calculations that may not reflect accurate results due to the rounding of numbers.**

Largest Energy Company in Latin America



Eletrobras
P&D
Eletrobras
Cepel
Shareholdings
Eletrobras
Eletropar
Generation
ITAIPU
BINACIONAL
Eletrobras
Eletronuclear
Generation and Transmission
Eletrobras
Eletronorte
Eletrobras
Chesf
Eletrobras
Furnas
Eletrobras
CGT Eletrosul
Eletrobras
Amazonas GT

133 SPEs
39 for sale
19 in extinction
13 under incorporation
62 total 2020 (estimated)

Shareholding



Capital
Structure
Jun/2020
38.31%
Others,
free float
42.57%
PÁTRIA AMADA
BRASIL
GOVERNO FEDERAL
2.97%
Government Funds
5.92%
BNDES
10.23%
BNDESPAR

Generation and Transmission

134 Power Plants
58 Corporate
76 SPES

Eletrobras

51,301 MW
Installed Capacity



172.706 MW
domestic total
30%

96%
Clean Energy

- **90%** Hydraulic 46,259 MW
- **4%** Nuclear 1,990 MW
- **2%** Wind Power 1,187 MW
- **4%** Thermal 1,865 MW

44.7%
Brasil

71,503 km
total Eletrobras transmission lines,
65,466 km ≥ 230 kV

Under Construction
+ 1,582 MW being **1,405 MW** of UTN Angra 3

Case Eletrobras

2011 2012 2013 2016 2017 2018 2019 2020

2011 Gross revenue of R$ 33.6 billion, holding 36% of installed cap and 56% of TL.

Relevant partner in the country's main structural works, such as HPP Belo Monte, HPP Santo Antônio.

24,884 employees.

2012 MP 579, which established a quota regime to anticipate the renewal of the concession, which should provide a reduction in tariffs for final consumers. This resulted in a drop in revenue of R$ 10 billion, a time when Eletrobras was in the middle of building structural works.

2013

Law 12,783/13 - Provides for the concessions of G, T and D, reduction of sector charges and low tariffs. Renewal of 31% of installed capacity and 80% transmission assets.

Receivement of 1st tranche indemnity of extended concessions of R$ 14 billion of generation and transmission.

2016

Wilson Ferreira Junior is appointed as CEO of Eletrobras.

Ordinance No. 120: payment terms and relative remuneration of RBSE, with an impact of R$ 25.8 billion

2017

Beginning of RBSE receivables

Proposal for Eletrobras privatization by MME (Temer Government)

21,563 employees

2018

Privatization of Northern and Northeastern Distributors and SPEs auction sale.

Beginning of GAG Improvement Receipt for generation concessions per quota, around R$ 1 billion/ year.

Price definition of R$ 480.00/Mw avg as a reference, by CNPE, for Angra 3 plant, which construction has not been resumed yet.

2019

PL 5,877 on privatization of Eletrobras forwarded to the National Congress. Capital increase of R$ 7.75 billion with R$ 3.7 billion in cash

2020

Notes 2025 and 2030 issue

Tariff reviews of transmission concessions extended under the terms of Law 12.783 / 2013, Periodic Tariff Review of 2018 and the recognition "Ke"

12,552 employees

Eletrobras

Main Subjects



PRIVATIZATION – CAPITALIZATION PROCESS

The capitalization of Eletrobras should potentially result in lower capital costs and efficiency gains.

Capitalization Process[1]

1 ■ Eletrobras would make a primary stock issuance.

- —The Brazilian Government will not take part of it, therefore, reducing its stake.
- —The Government will be allowed to sell its stocks in the secondary market in order to ensure its shareholder position is lower than 50% ordinary shares.

2 ■ Eletrobras should become a Corporation with no controlling shareholder.

- —Eletrobras' shareholder voting capacity would be limited to 10% regardless of its ownership position.

3 ■ Creation of a state-owned Company in order to maintain Federal Government ownership - budget requested by the MME for 2021: R$ 4 billion

Eletrobras Eletronuclear	*Constitutional veto does not allow Eletronuclear to have a private owner*	ITAIPU BINACIONAL	*Shared ownership between the Brazilian and Paraguayan Governments*

Impacts on Eletrobras' Organizational Structure

1 ■ The capital raised should be used to remove quota regime under its generation and transmission assets

- —Eletrobras should be able to sell its energy at prices aligned to the Brazilian market vs under quota regime



Defined by CNPE
NPV Dequoted Plants
NPV Quoted Plants
Indemnification of unamortized investments (quota concession
Economic Benefit
New Concession 30 years old
Payment Options:
(-) R$ 3.5bn (in 10 years): Investments of the São Francisco River
(-) Up to R$ 3.5bn Eletrobras Receivables with CCC (currently recognized R$ 2.4 billion)
= Subtotal of the Economic Benefits
1/3 – CDE Transfer
30 years to be paid
2/3 – Federal Government
Resources coming from Capital Increase

Eletrobras

1 Capitalization process based on the Project submitted to Congress by the government of President Jair Bolsonaro on November 5, 2019.

PRIVATIZATION - **NEXT STEPS**

	EXPECTED STEPS:	COMPETENCE:
1	**PL (legislative proposal) approval at the National Congress**	**Lower House of Deputies and Federal Senate** Approval by majority of the two houses
2	Definition of Privatization Model	CPPI
3	Physical Guarantee Review	EPE
4	Calculation of Grant Value / Economic Benefit	CNPE
5	Approval of decotization conditions for extended plants	Eletrobras
6	Capital increase with Federal Government dilution	Eletrobras
7	**PRIVATIZATION**	

Eletrobras

Cost Reduction

OBZ Project

Savings in 2020:

R$ 97 million realized up to 2Q20

R$ 282 million estimated to 2020

Savings in 2021
R$ 181 million

Savings in 2022
R$ 31 million

Personnel

– 454 employees from Sep/20, reaching **12,088** employees (out-20)

R$ 130 million Cost estimated

Estimated savings:

R$ 62.9 million in 2020

R$ 251.8 million from 2021

Current employees
12,552

Employees target
12,088

Eletrobras

Shareholder Simplification **SPES**

In progress

R$ 434 million Santa Vitória do Palmar

R$ 134 million Hermenegildos

Extraordinary General Meeting of approval

To be held on 9/2/20



Sta Vitoria Palmar (18 Spes)
Hermenegildo I, II, III and Chuí IX (4 Spes)
Chapada do Piauí I and II (15 Spes)
Mangue Seco – sale approved
MTE – sale approved
TSBE
Pindaí I, II and III (11 SPEs)
TG
IGESA
Amapari
CSE
Pnaú, Famosa and Acaraú (15 SPEs)
Baguari energy
136
-1
-1
-1
133
-39
-13
-19
62
01/01/2020
Sale
Closure
Incorporation
08/15/2020
Sale
Incorporation
Closure
12/31/2020

Eletrobras

Recovery **Angra III**

1st Step Definition of the work completion model

Segregation of Risks → EPC Partner / Financial Partner → **Maximization of asset value and higher return to partners**

- BNDES report of Feb / 2020 considered that a private partner at Eletronuclear was unnecessary.
- Although not a mandatory condition, **the model does not prohibit** the participation of a private partner
- CPPI ratified the report of the Interministerial Committee, as well as BNDES **1st stage study.**
- The project will be **monitored** again by **CNPE**, responsible for the supervision of the Interministerial Committee and the work of the BNDES in step 2.

Financial Equation → It consists of hiring consultants by BNDES to perform due diligence and funding structure **(2nd stage)**

Recovery **Angra III**

Critical Path Acceleration Plan from 2020 to 2023

Actions aimed at financial settlement and viability of contracts for resuming the work.



2020 → 2023



Goals

Meet the critical path of the Project
Complete superstructure of nuclear buildings
Increase work front for EPC

Resources

AFACs approval
R$ 1,052 billion in 2020 and
R$ 2,447 billion in 2021

Scope

Advance on civil works and electromechanical assembly with companies contracted by Eletronuclear, in addition to maintaining critical supplies.

Compliance

Independent Program

For monitoring budgets, payments and contracts, execution of works and assessment of supplier integrity.

Eletrobras

Recovery **Angra III**

Critical Path Acceleration Plan

May/2021

- Hiring Owners and Finalizing Engineering Projects
- Renegotiation of national supply contracts
- Feasibility of hiring processes for civil works and assemblies
- Debt settlement and new supplies

June/2021 1

Signing of civil works and electromechanical assembly contracts

October/2021

Start of pouring and assembling

2nd Step **BNDES: Details of the Business Model**

Parallel to the critical path acceleration plan

Nov/20	Mar/21	Aug/21	Dec/21	Mar/22
Hiring Consultants for studies (Due diligence)	Completion of all studies (Due Diligence)	Publication of the notice (EPC)	Signature of contracts for civil works and electromechanical assembly (EPC)	Start of Works (EPC)

Eletrobras

Transmission Tariff Revision – RAP 20/21 Cycle



9,374
1,277
10,651
899
11,550
683
918
1,175
391
-131
14,586
RAP Extended 18-19 Cycle ReH 2,408/18
RAP Bidding 18-19 Cycle ReH 2,408/18
Total RAP 18-19 Cycle ReH 2,408/18
Adjustment
Total RAP 19-20 Cycle ReH 2,565/19
Adjustment + RTP
RTP Ke* Reinclusion
RTP PA Ke* Retroactive (08/17 to 07/20)
RTP PA Retroactive (07/18 to 07/20)
PA Bidding
Total RAP 20-21 Cycle ReH 2,725/20
Additional BRL 3 billion
+26% in the cycle, considering both the extended and bidding contracts
Total PA = BRL 1,435 million

TTR

- New Regulatory Wacc: 6.64% to 7.61%
- Closed Base Revision: RBSE: +5.25%
- Incremental Base (RBNI): 16.51%, due to expressive reinforcements and improvements from 2013 to 2018
- Ke Inclusion

BRL 14.5 billion** Total RAP Approved for the 2020 – 2021 Cycle

BRL 44.5 billion of RBSE receivables by 2028

RTP = periodic tariff revision of the TLs extended

* Portion of the compensation provided for in article 1, paragraph three, of MME Ordinance 120/2016.

** Does not consider new increments

Potential RAP Increment


+ 14% RAP
+ BRL 1,633 Million
+BRL 918 million Ke Reinclusion (by 2025)
+BRL 90 million RAP Increment
+BRL 1,175 million Ke Retroactive (by 2023)
+BRL 103 million RAP Increment
-BRL 31 million Tariff Rev. Trajectory
+BRL 74 million RAP Increment
-BRL 31 million Tariff Rev. Trajectory
+BRL 55 million RAP Increment
-BRL 1,566 million End of PA (ke and RTP retroactive)
+New tariff revision
11,550
+1,691
+1,435
14,676
-11.1
+72
14,737
-13.7
+43
14,766
-71.7
-1,511
13,183
RAP Cycle 2019/20
Tariff Revision + Adjustments + Increments
Adjustment Portion - PA
RAP Cycle 2020/2021 + PA
Terminatio n Eletrosul contract
Increments
Estimate 2021/2022 Cycle
50% step profile
Increments
Estimate 2022/2023 Cycle
50% step profile
Increments
Estimate 2023/2024 Cycle

Tariff Revision and Adjustments + BRL 1,691 million / year
Additional RAP from July 2020, considering the effects of the renewed RTP TLs (WACC, PMSO and BRR), Ke reinclusion, and adjustment of non-renewed contracts + Increments

Adjustment Portions – PA + 1,435 million / year
BRL 1,566 million retroactive from the RTP of renewed TLs, including retroactive Ke (to be paid by 2023), and all other adjustments to the bidding contracts.

90 large corporate works
under construction
with a potential revenue of **+ BRL 322 million**

BRL 2.21 billion
Associated investment

15%
RAP / Investment

The estimated RAP increments are in large reinforcements and improvements previously authorized, it does not include other works in progress. Slide does not consider PA and sale of assets.
This statement may contain estimates and forecasts. See disclaimer.

Eletrobras

GSF (Generation Scaling Factor) PL 3,975/2019

Approved at Senate Plenary Session
08.13.2020

Deadline for presidential approval
15 days

Exclusion of expected non-hydrological risks:

- Displacement of hydroelectric by thermal generation not considering the merit, for energy security or electrical restriction, regardless the moment the activation was defined;
- import of energy without GF, regardless of the price of imported energy and the moment when its activation was defined;
- charge reduction by the consumer offer to replace thermal generation not considering merit;
- flow restrictions due to delay in the beginning of TLs operation or due to unsatisfactory conditions of them and
- difference between the physical guarantee granted in the motorization phase and the energy added to SIN, by the structuring undertakings ("accelerated physical guarantee").

*Additions to Law No. 13,203/2015.-p

Other highlights of PL 3,975::

- Values update according to IPCA, with application of discount rate.
- Compensation for the extension of the grant term, limited to 7 years.
- Conditions: (i) GSF lawsuit withdrawal and waiver of the right on which the lawsuit is based; (ii) not having previously renegotiated the hydrological risk for the respective portion of energy and (iii) requesting the agreement and proving compliance with the conditions within 60 days after the publication of the calculations by ANEEL.

* Plaintiffs who withdraw their lawsuits are exempt from paying succumbence fees. Whoever has no lawsuit signs a declaration.

Senate Session Approval 08.13.2020

Up to 15 days later Presidential approval/veto

Up to 90 days after the Law Publication
ANEEL regulates the Law

Up to 30 days after the Law Regulation by ANEEL
ANEEL discloses the calculations related to the amounts recognized for each agent - time of extension of the grant

Up to 60 days after publication of calculations by ANEEL
Agents express interest in extending the contract / agreement

Up to 90 days after publication of the ANEEL Regulation
Formalization of extensions

Eletrobras

Financial
Performance 2Q20



Eletrobras

A stronger cash flow to face the crisis



Final Cash Flows - R$ million
7,913
7,305
6,543
7,136
10,380
15,274
2Q15
2Q16
2Q17
2Q18
2Q19
2Q20

- **Capitalization operation**, which added **R$ 3.7 billion** to the company's cash flows.
- **Liability management (Bonds)** operation, which reduced coupons and extended the company's debt profile.

In May/20, Eletronorte raised **R$ 1 billion** with an interest rate of CDI + 2.62% per year to settle debts with the holding company of **R$ 630 million.**

2020 Results


Net operating revenue
Remeasurement RBSE
6,656
11,098
18,053
1Q20
2Q20
1H20


Ebitda
2,803
7,787
10,589
1Q20
2Q20
1H20


Net profit
307
4,597
4,904
1Q20
2Q20
1H20


Recurring Net Operating Revenue
6,947
5,564
12,512
1Q20
2Q20
1H20


Recurring EBITDA
3,206
2,413
5,619
1Q20
2Q20
1H20


Recurring Net Income
984
1,452
2,436
1Q20
2Q20
1H20

Financial Discipline

(R$ billion)


Net Debt/Ebitda
DisCos Privatization
GOAL
Net Debt / EBITDA Adjusted < 2.5
23.4
20.3
26.4
25.7
23.5
22.1
21.0
21.0
19.6
6.1
3.7
3.1
3.0
2.6
2.3
2.2
2.2
2.0
3.6
1.9
2.1
2.2
2.0
1.8
1.6
1.6
1.5
Dec-16
Dec-17
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Net Debt
Net Debt/EBITDA with RBSE
Net Debt/EBITDA without RBSE
6.6
10.5
12.5
11.5
11.6
12.3
13.2
13.3
12.8
EBTIDA w/ RBSE (LTM)

2Q20

(+) Short-Term Debt (Current Liabilities)	8,811
(+) Long-Term Debt	41,743
Gross Debt	**50,555**
(-) Transfer RGR to CCEE (1)	1,063
= Recurring Gross Debt	**49,492**
(-) (Cash and Cash Equivalent + Securities)	14,724
(-) Financing Receivable	14,033
(+) Transfer RGR to CCEE (1)	1,063
(-) Net Balance of Itaipu Assests	2,198
Net Debt	**19,599**

(1) See Notes 9 and 22 to the 2019 financial statements

*As of 2019, only current assets are considered, so 2018 Net Debt has been changed for comparison purposes.

Debt Profile and Receivables

R$ 49.5 billion

Gross Debt without Third Party RGR 2020



4.6
10.1
6.2
4.2
5.5
4.1
14.8
2020
2021
2022
2023
2024
2025
After 2025

R$ 13.5 billion

Receivable Financing and Loans*



1.97
5.07
2.13
1.69
1.22
0.73
0.68
2020
2021
2022
2023
2024
2025
After 2025

* It does not include: receipts from Itaipu's financial assets of R$ 2.1 billion, receivables from RGR owed by companies of the System and not belonging to Eletrobras, ADA of R$ 556 million and charges from third parties.

Debt Composition 2020



5%
25%
70%
Real (R$)
Foreign currency
RGR (subsidiaries)
12%
35%
17%
11%
5%
21%
CDI
IPCA
Selic
Without indexing
TJLP
Others

Composition of Receivable Balances 2020



46%
54%
Real (R$)
Foreign currency
46%
37%
15%
2%
CDI/Selic
IPCA
IGPM
Itaipu

Charges not included

Itaipu: fixed rate of 4% or 7.5% depending on the contract

Eletrobras

Foreign Exchange
Exposure

Foreign Exchange Exposure on 06/30/20

Assets	USD million	%
Receivables Itaipu Loans	1,134,308	74%
Itaipu Financial Assets	401.419	26%
TOTAL	1,535,727	100%

Liabilities*	USD million	%
2021 Bonus - Eletrobras	632,098	28%
2025 Bonus - Eletrobras	501,440	22%
2030 Bonus - Eletrobras	746,812	33%
Others	376,979	17%
TOTAL	2,257,328	100%

–721.60
Foreign exchange exposure

	2020	2021	2022	2023	2024	2025	After 2025	TOTAL
Assets (USD Million)	430.19	876.44	199.96	29.13	0.00	0.00	0.00	1,535.73
Liabilities (USD Million)	87.10	706.12	45.68	46.12	19.57	513.61	839.13	2,257.33
Foreign Exchange Exposure	343.09	170.31	154.29	-16.98	-19.57	-513.61	-839.13	-721.60

- Short-term **receivables** in dollars **higher than liabilities**: they mitigate the impact of exchange rate devaluation on cash flow
- **Relevant passive foreign rate exposure** in cash flow only after **2025**
- **83%** of the **foreign currency debt** with **discharge in bullets**, concentrated in 3 maturities, in **2021**, **2025** and **2030**

Disclaimer: Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios which may materialize in the following months in the company's operations.
*In the balance of the 2030 and 2025 bonuses there is an accounting effect on the deferral of expenses with repurchase of the 2021 bonus due to the operation performed in February

Eletrobras

ELETROBRAS MASTER PLAN 2020-2024



Eletrobras

MASTER PLAN 2020-2024

Leverage	Target 2020
Net Debt / Adjusted EBITDA	< 2.5

Efficiency	Target 2020
PMSO / PMSO Regulatório	1.0



Personnel	Target 2020
Accidents Frequency Rate with time off work (Own employees and third parties)	2.48

Governance	Target 2020
Nº of material weaknesses	0

Investment 2020-2024

Amounts in R$ billon



1,8
9,4
13,9
7,3
R$ 32.4 billion
Angra 3
Generation (Others)
Transmission
Infrastructure and Environment



5.29
0,47
2,01
1,76
1,05
6.71
0,45
2,05
1,63
2,58
7.39
0,30
2,27
1,42
3,40
6.86
0,30
1,67
1,44
3,45
6.14
0,30
1,38
1,07
3,39
2020
2021
2022
2023
2024

Investments 1H20 (in BRL million)

Investment (Corporate + Partnerships)	Invested 1Q20	Invested 2Q20	Invested 1H20	Budgeted PDNG 1H20	%
Generation Corporate	**89**	**155**	**245**	**1,083**	**22.6%**
Implementation	45	94	139	749	18.6%
Angra 3	31	27	59	526	11.2%
Santa Cruz	9	58	67	186	36.0%
Casa Nova	4	4	8	31	25.8%
Others	1	5	6	6	100.0%
Maintenance	45	61	106	334	31.7%
Corp. Transmission	**148**	**169**	**317**	**766**	**41.4%**
Expansion	31	48	79	193	40.9%
Reinforcements & Improvements	58	55	113	404	28.0%
Maintenance	60	65	125	169	74.0%
Infrastructure & Others*	**37**	**36**	**74**	**155**	**47.7%**
SPES	**53**	**20**	**73**	**512**	**14.3%**
Total	**328**	**380**	**709**	**2,516**	**28.2%**

Generation

Angra 3	BRL 58.5 million
Angra 1 and 2	BRL 53.8 million
TPP Santa Cruz	BRL 67.1 million
SPE Brasil Ventos	BRL 22.0 million

Transmission

Chesf	BRL 159.0 million
Furnas	BRL 78.0 million
CGT Eletrosul	BRL 50.9 million
Eletronorte	BRL 29.0 million
SPE Mata S Gen.	BRL 25.2 million

*Environmental Quality, Infrastructure, Technological Development.

Unrealized Investment 2Q20

(in BRL million)

- R$ 980 million for non-investment, R$ 795 million of which beyond Eletrobras' management

Investiment	**R$ Million**
Total Realized (a)	380
(+) Not performed for reasons beyond Eletrobras (b)	795
(=) Sub Total	**1,175**
Total Budgeted 2Q20	1,360
(%) Budgeted 2Q20	**86%**

GENERATION: - R$ 427 million

-**R$ 236 million** from Angra 3: awaiting details of the business model

COVID-19: - R$ 151 million

-**BRL 81 million** maintenance Angra 1 and 2

-**BRL 70 million** Santa Cruz

TRANSMISSION: - R$ 243 million

17% COVID-19

33% delayed bidding procedures due to higher equipment prices (exchange rate variations and market uncertainties) and **suppliers**

17% works commissioning

SPES – R$ 284 million

-R$ 42 million ESBR Jirau Standstill COVID and better performance - investment avoided

-R$ 91 million Hermenegildos: awaiting Aneel on reimbursement of un generated energy

-R$ 69 million Chapada do Piauí: suspension of collection of reimbursements by a smaller generation by Aneel

-R$ 39 million Teles Pires: better performance

Others – R$ 26 million

MASTER PLAN 2020-2024 STRATEGIC GUIDELINES AND INITIATIVES

1st Value and investment

>> Company capitalization: PL 5,877/19

2nd Culture and people

>> Implementation of high performance culture

>> Health and safety occupational program

3rd Governance

>> Internal control environment improvement

4th Management

>> Zero-based Budget (OBZ) Implementation

Expected savings:
2020: - R$ 282 million
2021: - R$ 181 million
2022: - R$ 31 million

5th Innovation and digital transformation

>> Eletrobras' Digital Program

>> Eletrobras' Innovation Program

6th Generation and Transmission Efficiency

>> Regulatory strategy

Regulatory strategy:
CCC Receivables: +R$ 5.4 billion
Designation period: +R$ 3.7 billion
Ke RBSE: + R$ 10 billion

"Ke" incorporation payment :
~R$ 2.38 billion - Adjustment Portion
~R$ 7.68 – Financial component

>> Shareholdings rationalization

Incoporation of Amazonas GT by
Eletronorte until 2022

>> Assets modernization: Transmission and Generation

7th Generation and Transmisssion Expansion

>> Angra 3 Project (slides 7- 9)

Eletrobras

Thank You!

RI Eletrobras
ombudsman-ri@eletrobras.com

Eletrobras